ITEM 77Q1 (a): Copies of any Material Amendments to the Registrant’s Charter or By-laws

MONTGOMERY STREET INCOME SECURITIES, INC.

BY-LAWS

Amendment to Amended and Restated By-Laws

Section 4.01 of the Amended and Restated By-Laws dated April 23, 2013 is restated in its entirety as follows:

Section 4.01.                                Chairman of the Board.  The Board of Directors may, if it so determines, elect a Chairman of the Board and, if one be elected, he shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present but he may delegate such authority and duty to the President or to any other director.  In general, he shall perform all such duties as are from time to time assigned to him by the Board of Directors.

Effective as of November 9, 2015